Exhibit 99.2

HOULIHAN LOKEY

Project Williwaw

COUNTERPROPOSAL FROM AD HOC GROUP

JANUARY 30, 2018

DRAFT | PRIVILEGED AND CONFIDENTIAL | SUBJECT TO FRE 408 AND ANALOGOUS STATE LAW

Ad Hoc Group Counterproposal 2 DRAFT | PRIVILEGED AND CONFIDENTIAL | SUBJECT TO FRE 408 AND ANALOGOUS STATE LAW Ad Hoc Group Counterproposal (1/30/18) Debt Equitization  100% of 2017 SSN  100% of 2018 TLB  100% of 2020 SSN Maturity Extension  RCF from 6/3/18 to 2023  SSCF from 5/31/19 to 2024 Equity to Existing Equity  2.50% of reorganized equity pre-warrants and pre-MIP Warrants to Existing Equity  Exercisable for 10% ownership of reorganized company on a fully diluted basis  Strike price reflects recovery of Ad Hoc Group of par plus accrued unpaid interest  Tenor: 3 years  No change of control protection Releases  Mutual customary and general releases Governance  Equitizing creditors to nominate all directors MIP  MIP terms TBD

CORPORATE FINANCE FINANCIAL ADVISORY SERVICES FINANCIAL RESTRUCTURING STRATEGIC CONSULTING HL.com 3 DRAFT | PRIVILEGED AND CONFIDENTIAL | SUBJECT TO FRE 408 AND ANALOGOUS STATE LAW